Exhibit 1

Perion's 'Undertone' Division Announces Collaboration with The Associated
Press for 'First-To-Market' Opportunity on Top 25 Sports Poll

Perion continues to fortify recent growth strategy with latest Associated Press collaboration via Undertone, its creative advertising division.

Tel Aviv & New York – June 7, 2017 – Perion Network Ltd. (NASDAQ: PERI) announces today that Undertone, its creative advertising division,  a leader in engaging digital advertising experiences for brands and publishers, will work with The Associated Press (AP) to create a first-to-market sponsorship opportunity around the iconic AP Top 25 college football poll.

Undertone's leading creative and digital expertise, alongside The Associated Press's unrivaled content, will integrate prominent brands into the AP college football ranking for the very first time. The Associated Press poll has been ranking the top 25 U.S. college football teams each week for more than 80 years, as voted by a panel of sports writers and broadcasters from around the country. Undertone's in-house creative team, PIXL Studios, will also work with The Associated Press to explore other content opportunities tied to college football.

"Undertone delivers the most innovative and engaging data-powered creatives across all digital formats and channels," said Michael Pallad, Chief Revenue Officer, Undertone. "We are extremely excited to begin working with The Associated Press, whose well-earned reputation for quality content is the foundation for this collaboration. We look forward to our continued work together, securing access to world-class content and creative, for our brand and agency partners across all platforms."

Ted Mendelsohn, Vice President Commercial and Digital Markets, Associated Press added, "The AP Top 25 anchors the conversation throughout every season, with college football fans, analysts and programs referring to it as a measurement of a team's success. We look forward to working with Undertone to further expand its reach."

This is an important collaboration for Perion, adding yet another layer to its creative advertising division. This latest agreement adds to a recently-announced growth strategy, making Perion a stronger ad tech player for its Fortune 500 clients worldwide.

About Perion Network Ltd.
Perion is a global technology company that delivers advertising solutions to brands and publishers. Perion is committed to providing data-driven execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform. More information about Perion may be found at http://www.perion.com. Follow Perion on Twitter: @perionnetwork.

About Undertone:
Undertone connects brand and consumers through engaging digital creative that works. Our goal is to create innovative ad experiences that benefit both brands and consumers because that is what ultimately drives meaningful results. We lead with award-winning proprietary creative that's distributed on exclusive placements, across top publishers, and delivered to the right person. Our proprietary technology platform supports this process end to end to reinforce seamless execution, brand safety, and smarter campaigns over time. Learn more at www.undertone.com and follow Undertone on Twitter: @accessUndertone.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words "will", "believe," "expect," "intend," "plan," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2016 filed with the SEC on March 7, 2017. Perion does not assume any obligation to update these forward-looking statements.

Media Contacts:

Perion Network Ltd.
Investor relations
Vicky Batkin
+972 (73) 398-1000
investors@perion.com

Undertone Division, Perion Network Ltd.
Josh Gotthelf
jgotthelf@undertone.com

Source: Perion Network Ltd.